UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GUARDIAN 8 HOLDINGS
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

40136G107
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40136G107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	James D. Loeffelbein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(5)	SOLE VOTING POWER	224,625

	(6)	SHARED VOTING POWER	2,231,582

	(7)	SOLE DISPOSITIVE POWER	224,625

	(8)	SHARED DISPOSITIVE POWER	2,231,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,456,207 Shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.6% - Common Stock

12	TYPE OF REPORTING PERSON*

	IN (INDIVIDUAL)

CUSIP No. 40136G107	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Enutroff, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(5)	SOLE VOTING POWER	0

	(6)	SHARED VOTING POWER	2,231,582

	(7)	SOLE DISPOSITIVE POWER	0

	(8)	SHARED DISPOSITIVE POWER	2,231,582
* Includes 170,000 warrants to acquire shares of common stock at $0.25 per share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,231,582 Shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.0% - Common Stock

12	TYPE OF REPORTING PERSON*

	OO (OTHER-Limited Liability Company)

CUSIP No. 40136G107	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

Guardian 8 Holdings

(b)	Address of Issuer’s Principal Executive Offices:

15230 N. 75th Street, Suite 1002 Scottsdale, Arizona 85260

Item 2.

(a)	Names of Person Filing: James D. Loeffelbein Enutroff, LLC
(b)	Address or Principal Business Office or, if none, Residence:

This Amended Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) James D. Loeffelbein, with an address of 10380 W 179th Street, Bucyrus, Kansas  66213 (“Loeffelbein”), and (ii) Enutroff, LLC, a Nevada limited liability company with an address of 10380 W 179th Street, Bucyrus, Kansas  66213 (“Enutroff”) (Loeffelbein and Enutroff, the “Reporting Persons”). Loeffelbein is the managing member and owner of Enutroff having voting and dispositive control of 2,231,582 shares in the Issuer held by Enutroff and therefore may be deemed to beneficially own the shares held by Enutroff.

(c)	Citizenship:

Loeffelbein is a citizen of the United States.
Enutroff is a Nevada limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:

40136G107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 40136G107	Page 5 of 6 Pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                   Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Amended Schedule 13G, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer’s issued and outstanding shares of common stock on December 31, 2013 in which there were 37,274,292 shares issued and outstanding.

Item 5.	Ownership of 5 Percent or Less of a Class:

Loeffelbein

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Enutroff

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

CUSIP No. 40136G107	Page 6 of 6 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.               Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      January 29, 2014

By: /s/ James D. Loeffelbein
       James D. Loeffelbein

Enutroff, LLC

By: /s/ James D. Loeffelbein
       James D. Loeffelbein, Managing Member